VIA EDGAR

March 11, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Inessa Kessman

Re:	Skillful Craftsman Education Technology Ltd
Amendment No. 1 to
Draft Registration Statement on Form F-1
Submitted October 7, 2019
CIK No. 0001782309

Dear Ms. Kessman:

On behalf of our client Skillful Craftsman Education Technology Ltd (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 16, 2019, regarding the Amendment No. 1 to Draft Registration Statement on Form F-1 submitted to the Commission on October 7, 2019 (the “Draft Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in an amended Draft Registration Statement (the “Amended Registration Statement”), which is being submitted to the Commission on a confidential basis contemporaneously with the submission of this response letter.

Amendment No.1 to Draft Registration Statement on Form F-1

Use of Proceeds, page 47

1.	We note that you anticipate being able to use the net proceeds from this offering in the form of RMB through loans or capital contributions to your PRC subsidiary and VIE entity. Address the impact of PRC foreign exchange control restrictions on your ability to convert the proceeds from U.S. dollars to RMB.

RESPONSE: In response to the Staff’s comment, we have revised disclosure on page 47 of the Amended Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 56

2.	Revise to clarify the intended meaning of management measuring key performance indicators by “comparing to a pre-set percentage, absolute amount or relative amount.” Additionally, adjust the diagram of your key performance indicator results to reflect the correct fiscal years being used for purposes of comparing the changes year-over-year.

RESPONSE: In response to the Staff’s comment, we have revised disclosure on page 56 of the Amended Registration Statement.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Xiaofeng Gao

Xiaofeng Gao

Enclosures

cc:	Richard I. Anslow
Ellenoff Grossman & Schole LLP